As filed with the Securities and Exchange Commission on May 21, 1999

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                     U.S. Securities and Exchange Commission
                             Washington, D. C. 20549

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                                   Form 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

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                        ICY SPLASH FOOD & BEVERAGE, INC.
                 (Name of small business issuer in its charter)


               New York                                         11-3329510
               --------                                         ----------
    (State of other jurisdiction of                         (I.R.S. Employer
     incorporation or organization)                        Identification No.)

    Icy Splash Food & Beverage, Inc.
      9-15 166th Street, Suite 5-B
          Whitestone, New York                                     11357
          --------------------                                     -----
(Address of principal executive offices)                         (Zip Code)


Issuer's telephone number, (718) 746-3585


Securities to be registered under Section 12(b) of the Act: None


Securities to be registered under Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                                (Title of Class)

                        Icy Splash Food & Beverage, Inc.
                              CROSS REFERENCE SHEET

     Item Number and Caption in Form 10-SB                            Caption in Form 10-SB
     -------------------------------------                            ---------------------
1.   Item 101.  Description of Business .........................     Description of Business

2.   Item 303.  Management's Discussion and Analysis                  Management's Discussion and
     or Plan of Operation .......................................     and Analysis

3.   Item 102.  Description of Property .........................     Description of Property

4.   Item 403.  Security Ownership of Certain                         Security Ownership of Certain
     Beneficial Owners and Management ...........................     Beneficial Owners and Management

5.   Item 401.  Directors, Executives Officers,                       Directors, Executives Officers,
     Promoters and Control Persons ..............................     Promoters and Control Persons

6.   Item 402.  Executive Compensation...........................     Executive Compensation

7.   Item 404.  Certain Relationships and Related                     Certain Relationships and Related
     Transactions ...............................................     Transactions

8.   Item 202.  Description of Securities .......................     Description of Securities

9.   Item 201.  Market for Common Equity and                          Market for Common Equity and
     Related Stockholder Matters ................................     Related Stockholder Matters

10.  Item 103.  Legal Proceedings ...............................     Legal Proceedings

11.  Item 304.  Changes in and Disagreements with                     Changes in and Disagreements with
     Accountants on Accounting and Financial                          Accountants and Financial
     Disclosure .................................................     Disclosure

12.  Item 701.  Recent Sales of Unregistered Securities .........     Recent Sales of Unregistered
                                                                      Securities

13.  Item 702.  Indemnification of Directors and                      Indemnification of Directors and
       Officers .................................................     Officers

14.  Item 601.  Index to Exhibits ...............................     Index to Exhibits

                        Icy Splash Food & Beverage, Inc.
                                TABLE OF CONTENTS


Part      Item      Description of Item                                     Page
----      ----      -------------------

Part I    Item 1    Description of Business .............................     5
                         Business Development ...........................     5
                         Business of the Issuer .........................     5
                         Reports to Securities Holders ..................    10
          Item 2    Management's Discussion and Analysis and Results of
                    Operations ..........................................    11
                         Forward-Looking Statements .....................    11
                         Results of Operation ...........................    11
                         Liquidity and Capital Resources ................    13
                         Seasonality ....................................    15
                         Impact of the Year 2000 on Information Systems .    15
          Item 3    Description of Property .............................    16
          Item 4    Security Ownership of Certain Beneficial Owners and
                    Management ..........................................    16
          Item 5    Directors, Executive Officers, Promoters and Control
                    Persons .............................................    18
                         Directors and Executive Officers ...............    18
                         Business Experience ............................    18
                         Directors of Other Reporting Companies .........    19
                         Significant Employees ..........................    19
                         Involvement in Certain Legal Proceedings .......    19
          Item 6    Executive Compensation ..............................    19

          Item 7    Certain Relationships and Related Transactions ......    20
          Item 8    Description of Securities ...........................    20
                         Common Stock ...................................    20
                         Preferred Stock ................................    21
                         Private Placement Units ........................    21
                         "Anti-Takeover" Provisions .....................    21

Part II   Item 1    Market Price of and Dividends on Registrant's Common
                    Equity and Related Shareholder Matters ..............    22
                         Market Information .............................    22
                         Holders ........................................    22
                         Dividends ......................................    22
          Item 2    Legal Proceedings ...................................    22
          Item 3    Changes in and Disagreements with Accountants .......    22
          Item 4    Recent Sales of Unregistered Securities .............    23
          Item 5    Indemnification of Directors and Officers ...........    24

Part F/S  Item 1    Financial Statements ................................    26

Part III  Item 1    Index to Exhibits ...................................    26

          Item 2    Index to Financial Statements........................    27

PART I

ITEM 1. DESCRIPTION OF BUSINESS

     a.   Business Development

     Icy Splash Food & Beverage, Inc. is a New York Corporation which was incorporated on June 17, 1996 (hereinafter, "Icy Splash;" "the Company;" "we;" "us;" and "our;" will each refer to Icy Splash Food & Beverage, Inc.). We were authorized to issue an aggregate of 200 shares of no par common stock.

     As of May 6, 1998, we were authorized to issue 50,000,000 shares of common stock with a par value of $0.001 per share and 1,000,000 shares of preferred stock with a par value of $0.001 per share. As of May 21, 1999, 6,600,000 shares of our authorized shares of common stock were issued and outstanding.

     To our knowledge we have not been subject to bankruptcy, receivership or any similar proceedings.

     Icy Splash maintains an office at 9-15 166th Street, Suite 5-B, Whitestone, New York 11357.

     b.   Business of the Issuer

     In 1997, the United States soft drink industry reported annual sales of approximately $55 billion. Soft drinks are carbonated beverages, excluding clear carbonated beverages and natural sodas, which belong to a category called "New Age" or "Alternative Beverages." Alternative Beverage sales were approximately $13 billion in 1997. This category of alternative beverages include still waters, teas, juices, juice drinks, sparkling waters and natural sodas. Icy Splash is a producer and distributor of Icy Splash soft drinks, an innovative and refreshing line of carbonated beverages. We market and distribute two lines of soft drinks: (1) Icy Splash - Clear, a naturally fruit-flavored, clear,
carbonated   soda;  and  (2)  Icy  Splash  -  Second   Generation,   a  colored,
fruit-flavored and cola, carbonated soda. The product line is offered to supermarket chains, grocery stores and convenience stores primarily in the New York, New Jersey and Connecticut area.

     Production and distribution of our products is entirely outsourced. Independent contractors produce components for production to exact specifications and ship them to an independent co-packer bottling facility. The components include prelabeled bottles, caps, flavors and preprinted boxes. The product is directly shipped from the bottling plant in trailer loads to distributors and chain stores. The direct delivery system has allowed us to eliminate our warehouse facility, which we maintained until June 1997. This has greatly reduced overhead expenses and has improved our bottom line.

     Acquisition of Distributors and Strategic Alliances: As part of our business operations, we expect to acquire full-service distributors and marketers of our products and other beverage products. Through direct ownership of distribution facilities, we expect to lower distribution costs and increase distribution volume of Icy Splash products. Also, the distribution of large name brand beverages will give management greater negotiating power to command shelf space for Icy Splash products in more competitive markets. To date, we have not entered into any agreements or letters of intent to purchase such entities.

     We also intend to enter into strategic alliances with other full-service distributors. Currently, we are developing a strategic alliance with NY Soft Drink Distributors ("NYSD"), a full-service distributor of Icy Splash and other beverage products, incorporated in New York, which we view as an acquisition candidate. This strategic alliance has provided management with valuable opportunities to research and develop Icy Splash products for new and existing markets. It has also given management hands-on experience in the distribution side of our business. As a result of management's direct involvement with NYSD, sales volume for NYSD has grown from approximately $38,000 during the first week of operations at January 1, 1999 to approximately $70,000 in the second week of April, and profit margins have increased from 10.8% to 14%.

     The strategic alliance with NYSD has allowed us to get "hands on" experience in distributing, marketing and promoting our products to retail sellers. Since part of management's business plan is to acquire full service distributors and to form strategic alliances with other distributors in the Tri-state area, the relationship with NYSD has helped us to develop operating and financial control systems and procedures to apply to other distributors. While the relationship between Icy Splash and NYSD is synergistic, our management is shielding the Company from the risks of start-up losses and capital drain by taking personal ownership and financial responsibility of NYSD. See "Certain Relationships and Related Transactions."

     The Product and Marketing: The Company's flagship product, Icy Splash - Clear, comes in four flavors: Blackberry; Wild Cherry; Lime Kiwi; and Raspberry & Boysenberry. Icy Splash products are produced using all natural flavors. The drink is most appealing to young adults, sport fans and health conscious individuals. We believe that customers from these market segments are generally well informed and health conscious, and prefer an all-natural flavored drink with no artificial colors or additives.

     We initially created Icy Splash - Clear in order to focus on the clear carbonated beverage industry rather than competing with the larger beverage corporations who offer a more extensive line of soft drinks. Also, we have marketed Icy Splash as a leader of "new age" and water beverages in order to distance ourselves from the more competitive leading soda brand names. Icy Splash - Clear is strategically placed with bottled water and other alternative beverages on supermarket shelves to identify with the fast-growing alternative beverage market segment. The Company packages and distributes Icy Splash - Clear in 24-packs of plastic 20 oz. bottles, although customers of retailers can purchase one bottle at a time.

     The primary targets for Icy Splash - Clear are the major supermarket chain stores in the New York, New Jersey and Connecticut area. In order to sell Icy-Splash - Clear in supermarkets and grocery stores, we must spend money to obtain shelf space for our product. In other words, the Company must pay retailers to have the clear products placed on their shelves to be sold for a set amount of time. This arrangement is standard in "new age" and water beverage retailing. In addition to shelf space, the retailer will also promote Icy Splash
- Clear by publishing and distributing coupons and placing promotional displays on its shelves.

     Icy Splash - Second Generation is a new line of soft drinks which was launched in December of 1998. It comes in 14 flavors including Natural Lemon Tea; Blue Raspberry; Orange; Pineapple; Fruit Punch; Root Beer; Black Cherry; Lemon Lime; Grape; Kola Champagne; Strawberry; Peach; Ginger-Ale; and Cola. Although there are a few cola flavors, most of the line is fruit flavored and will capitalize on the growth trend for non-cola beverages. This new line of product has been developed with the same care, quality, and attention to the desires of consumers as the clear product.

     Unlike the clear product, Icy Splash - Second Generation has been developed for the "Up and Down the Street" market, consisting of neighborhood grocery stores and small grocery chains in the New York City boroughs. This market requires a different type of distributor, with only local distributors functioning effectively in this marketplace. The sales persons typically deal with the store owners on a weekly basis. Icy Splash - Second Generation is packaged and distributed in 24-packs of plastic 24 oz. bottles. Most flavors are also sold in plastic 2 and 3 liter bottles. Again, customers of retailers can purchase one bottle at a time.

     Rather than spending money to obtain shelf space, as required in "new age" and water retailing to supermarkets and food chains, distributors of Icy Splash
- Second Generation sell the product to store owners at prices and terms usually agreed upon on a weekly basis. Furthermore, our distributors promote the product through product give-away and significant retail price discounting.

     Distribution: The primary distributors of our products are I Epstein, Hadden House and NYSD. The product line is distributed primarily to supermarket chains, and, to a lesser extent, to grocery stores and convenience stores in the New York, New Jersey and Connecticut area. We currently sell to the following supermarket chain stores:
Waldbaums NY; Key Food NY; Food Town NJ; King Kullen NJ; Edwards NJ; Shop Rite NJ; C-Town NY; Bravo NY; Associated NY; A&P NY/NJ; Acme NJ; and Drug Fair Cost Cutters NJ. Our products are also being sold in D'agostino and Gristedes supermarkets in Manhattan. Some of the aforementioned retailers only carry our products in the summer months. While Icy Splash enjoys a long term relationship with I Epstein, Hadden House and NYSD, the loss of these companies as distributors could have an adverse effect upon our business.

     Status of Publicly Announced New Products or Services: To date, we have not yet begun to sell previously announced new products or services. We had announced that we will obtain new food and beverage products through development and acquisition of intellectual property rights, exclusive distribution rights for domestic and foreign products and distributorships owning rights to viable products. Although these plans have not yet been fully developed, management anticipates that future products will be introduced to the public in the near future, although there can be no assurance.

     Competition: The beverage industry is highly competitive. Our products are sold in competition with all liquid refreshments. The soft drink business is highly competitive and there can be no assurance that we will be able to compete successfully. Many of our competitors have far greater financial, operational and marketing resources than the Company. Furthermore, the soft drink industry is characterized by rapid changes, including changes in consumer tastes and preferences, which may result in product obsolescence or short product life cycles. As a result, competitors may be developing products of which we are unaware which may be similar or superior to our products. Accordingly, there is no assurance that we will be able to compete successfully or that our competitors or future competitors will not develop products that render our products less marketable.

     Competitors in the soft drink industry include bottlers and distributors of nationally advertised and marketed products as well as chain store and private label soft drinks. The principal method of competition include brand recognition, price and price promotion, retail space management, service to the retail trade, new product introductions, packaging changes, distribution methods and advertising.

     Icy Splash - Clear is primarily competing in the clear carbonated beverage industry. Our direct competitors are large corporations such as Mystic, Canada Dry, Adirondack and Crystal Bay. We believe that our flexibility and innovation in developing and implementing new methods of marketing and distributing our product will permit us to compete effectively against these competitors.

     Icy Splash - Second Generation is primarily competing against bottlers and distributors of nationally advertised and marketed products, such as Top Pop, City Club and Stars and Stripes products, as well as chain store and private label soft drinks. Because of greater financial resources, as well greater experience in the soft drink business, these companies have greater brand recognition of their products.


     Management believes that the Company's unique capability to offer products that are fresh, nutritious, economical and aesthetically appealing to the consumer will make Icy Splash a viable competitor in the soft drink industry. Our products will be differentiated from those of our competitors on the basis of taste, appearance and quality at competitive price points.

     Sources and Availability of Raw Materials and Suppliers and Dependence on Major Customers: We will specialize in production and distribution of soft drinks. Therefore, the Company will be dependent upon a ready supply of raw materials including, but not limited to, water, concentrates, syrups, carbon dioxide, plastic bottles, closures and other packaging materials. The prices for these materials are determined by the market, and may change at any time. Furthermore, we are not engaged in any purchasing agreements with our suppliers which provide for mechanisms alleviating price fluctuations of raw materials. Therefore, increases in prices for any of these raw materials could have a material adverse impact on our financial position. While management believes that there are numerous alternative suppliers for the raw materials, the loss of a supplier could disrupt the Company's operations. While we believe that alternatives to these suppliers and manufacturers are readily available, the time to effect a change could adversely impact our business in the short term should a change become necessary.

     To date, we believe that our business is not dependent on any major customer.

     Patents and Trademarks: The Company's registered trademark is "Icy Splash(R)". We intend to apply for numerous United States and International patents, trademarks and copyrights in connection with certain of our products. Although intellectual property may derive the Company some value, at the present time, we believe that other factors, such as product innovations, are of more significance in the Company's particular industry. We attempt to avoid infringing patents of others by monitoring on a regular basis patents issued with respect to food processing equipment.

     All trademarks or service marks appearing in this Form 10-SB that do not relate to our products are the property of their respective holders.

     Governmental Approval and Effect of Governmental Regulation: The production, distribution and sale of our products are subject to the Federal Food, Drug and Cosmetic Act, the Occupational Safety and Health Act and various federal and state statutes regulating the production, sale, safety, advertising, labeling and ingredients of such products. Compliance with all such regulations may be time-consuming and expensive. To the best of management's knowledge, the Company complies with necessary state and federal laws necessary to operate a beverage production and distribution company in the state of New York.

     We cannot predict the impact of possible changes that may be required in response to future legislation, rules or inquiries made from time to time by governmental agencies. Food and Drug Administration regulations may, in certain circumstances, affect the ability of the Company, as well as others in the industry, to develop and market new products. However, we do not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

     Employees: Because all production, distribution and marketing of our products are outsourced to independent contractors, the Company has not hired any full or part-time employees.

     Amount Spent on Research and Development: To date, we have not made any expenditures for research and development of our products.

     Cost and Effects of Compliance with Environmental Laws: We believe that our current environmental compliance programs adequately address federal, state and local environmental laws and that we are in compliance with such laws. In all of our markets, we offer our bottled products in returnable containers in compliance with applicable recycling laws. Also, in compliance with applicable recycling laws, we employ the services of various recycling companies to recycle our used bottles. The cost to the Company of these recycling services were $2,187.81 in 1997, $3,145.59 in 1998 and $732.61 for the first three months ended March 31, 1999. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business.

     c.   Reports to Security Holders

     Prior to filing this Form 10-SB, we have not been required to deliver annual reports. However, once we become a reporting company, we shall deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. Also, we shall deliver annual reports to securities holders as required by the rules or regulations of any exchange upon which our shares may be traded. If we are not required to deliver annual reports, it is not likely that we will go to the expense of producing and delivering such reports. If we are required to deliver annual reports, such reports will contain audited financial statements as required.

     Prior to the filing of this Form 10-SB, we have not filed reports with the Securities and Exchange Commission (the "Commission"). Once we become a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10-Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If we issue additional shares, then we may file additional registration statements for those shares.

     The public may read and copy any materials Icy Splash files with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The
Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's Web site is http://www.sec.gov.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATION

     a.   Forward-Looking Statements

     Some of the information in this Form 10-SB may constitute forward-looking statements which are subject to various risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "plan," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial conditions or state other forward-looking information. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: competitive factors and pricing pressures; relationships with its manufacturers and distributors; legal and regulatory requirements; general economic conditions; and other risk factors which may be described in our future filings with the Commission. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. In addition, when considering such forward-looking statements, you should keep in mind the factors described in other cautionary statements appearing elsewhere in this Form 10-SB. Such statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

     This Form 10-SB may also include statistical data regarding the beverage and soft drink industries. This data may have been obtained from industry publications and reports which we believe to be reliable sources. We have not independently verified such data nor sought the consent of any organizations to refer to their reports herein.

     b.   Results of Operations

     Three  Months  ended March 31, 1999 and March 31,  1998:

     Icy Splash's net sales for the three months ended March 31, 1999 and March 31, 1998 were $108,809 and $31,992 respectively, an increase of 240%. The significant volume for the first three months of 1999 was partially due to the success of Icy Splash - Second Generation which was introduced in December of 1998. In the three months ended March 31, 1999, sales of

Icy Splash - Second Generation accounted for approximately 38% of sales of Icy Splash products. Additionally, the increase in net sales can also be attributed to the high volume and efficiency of distribution of Icy Splash products through NYSD which began in January of 1999.

     Gross profits for the three months ended March 31, 1999 and 1998 were $27,310 and $12,866 respectively, an increase of 112%. The increase in gross profits is attributable to the sharp increase in net sales as discussed above.

     General and administrative expenses for the three months ended March 31, 1999 and March 31, 1998 were $10,486 and $9,744 respectively, an increase of 7.6%. Although the Company did not incur any professional fees in 1999, compared with like expenses of $4,000 for the three months ended March 31, 1998, the nominal increase in general and administrative expenses in 1999 is attributable to several factors including but not limited to sharp increases in insurance, interest, rent and office expenses.

     Selling expenses for the three months ended March 31, 1999 and 1998 were $9,905 and $5,036 respectively, an increase of 96.7%. This increase is primarily attributable to an increase in freight and delivery expenses which increased from a credit adjustment of $1,268 for the three months ended March 31, 1998 to $8,328 for the comparable period in 1999. The increase in freight and delivery expenses is attributable to the increase in volume of Icy Splash sales in 1999. Although advertising expenses have decreased from $6,304 for the first three months of 1998 to only $179 for the first three months of 1999, only the type of advertising and promotion has changed. During 1998, there were significant expenditures for advertising media, including video. During 1999, $5,425 of sales discounts were given to promote sales of the Icy Splash - Second Generation product line, compared with none in 1998. Sales discounts are recorded as an offset to sales rather than an advertising expense.

     Net income for the three months ended March 31, 1999 was $6,239 compared to a loss of $2,626 for the comparable period in 1998, an increase of 136%. Management believes that the increase in net income is due to the aggressive distribution and marketing of Icy Splash - Second Generation which commenced in the beginning of 1999.

     Years Ended December 31, 1998 and December 31, 1997:

     Icy Splash's net sales for the years ended December 31, 1998 and 1997 were $320,802 and $224,490 respectively, an increase of 43%. Management believes that this increase resulted from increased market penetration of the Icy Splash brand in the Northeastern United States through existing distributors and new distributors. Through our relationship with NYSD, I Epstein and Hadden House distributors, we have had success in reaching new and more lucrative markets, including large supermarkets and grocery stores. In addition, we believe that our intense promotion, including payment of $22,504 for advertising in 1998, an increase of over 350% from the previous year, resulted in an increase in sales.

     The gross profit in the year ended December 31, 1998 increased to $134,180 from $60,880 the previous year. This represents an increase from 27.1% of sales in 1997 to 41.8% in 1998. The large increase is attributed predominantly to the introduction of a new co-packer and increased purchasing power from buying larger quantities of raw materials.

     General and administrative expenses for the years ended December 31, 1998 and December 31, 1997 were $49,381 and $32,304 respectively. The increase was primarily due to an increase in bad debt expenses from $8,402 in 1997 to $16,507 in 1998. This represents an increase from 3.7% of sales to 5.2% of sales for the respective periods. The major components of general and administrative expenses for the year ended December 31, 1998 were bad debt expenses of $16,570, automotive expenses of $9,748, telephone expenses of $7,163 and professional fees of $5,000. The major components of the expenses for the year ended December 31, 1997 were bad debt expenses of $8,402 and administrative expenses of $5,662.

     Selling expenses for the years ended December 31, 1998 and December 31, 1997 were $55,319 and $52,860 respectively. Although selling expenses remained constant in these periods, freight and delivery expenses declined sharply from $24,370 in the year ended December 31, 1997 to $11,657 in the year ended December 31, 1998. This decline was attributable to changing co-packers. The new co-packer provided plastic bottles, which had previously been purchased from another vendor and shipped to the co-packer.

     Net income for the year ended December 31, 1998 amounted to $26,265 after the Company incurred a net loss of $24,964 for the year ended December 31, 1997. The increase in net income was due to management increasing sales by 43% and gross profit by 14.7%, while increasing sales and general and administrative expenses by only 26%, from $85,164 in 1997 to $107,235 in 1998. Increases in sales were due to engaging new and additional distributors in late 1997 and improved gross profit was achieved by hiring a more efficient co-packer in 1998.

     c.   Liquidity and Capital Resources:

     Three Months Ended March 31, 1999 and March 31, 1998:

     Cash flow generated by operations were $(3,076) for the three months ended March 31, 1999 and $(8,492) for the three months ended March 31, 1998. Negative cash flow from operating activities for the first three months of 1998 is primarily attributable to a $20,002 increase in accounts receivable. Although there was an increase in accounts receivable of $16,924 for the comparable period in the following year, cash flow from operating expenses was negative in 1999 primarily due to a decrease in accounts payable of $20,297 and an increase in inventories of $7,895.

     Cash used for investing activities during the three months ended March 31, 1999 was $2,385 which was primarily used to purchase computer equipment. There was no cash provided or used by investing activities during the same period in 1997.

     Cash flow generated from financing activities was $1,866 for the three months ended March 31, 1999 and $9,227 for the three months ended March 31, 1998. Net cash provided by financing activities decreased due to a significant increase in deferred offering costs. While proceeds from shareholder loans only increased by $450 from the first three months of 1998 to the comparable period in 1999, deferred offering costs increased from $3,323 to $11,134 during the same periods.

     Cash decreased during the three months ended March 31, 1999 by $3,595 and increased by $735 for the same period in 1998. Although profitable operations produced a smaller cash usage in 1999 - $3,076 in 1999 compared with $8,492 in 1998 - cash was used to purchase equipment during 1999 and the cost of making Icy Splash a reporting company in order to engage in proposed financing activities was nearly $8,000 greater in 1999 than the cost of the Company's initial private placement offering. See "Recent Sales of Unregistered Securities."

     Years Ended December 31, 1998 and December 31, 1997:

     Cash flow generated by operations were $9,698 for the year ended December 31, 1998 and $3,986 for the year ended December 31, 1997. Positive cash flow from operating activities for the year ended December 31, 1997 was achieved, despite a net loss of $24,964, primarily due to an decrease in inventories and an increase in accrued expenses and other current liabilities. With net income for the year ended December 31, 1998 of 26,265, cash flow from operating activities increased to $9,698 despite significant increases of $45,822 in accounts receivable and $25,565 in inventories. This was primarily due to an increase in accounts payable of $47,557

     Cash flow from investing activities were negative for the years ended December 31, 1998 and 1997. Net cash used in investing activities for the years ended December 31, 1998 and 1997 were $19,015 and $8,295 respectively. The significant increase in net cash used in investing activities in 1998 was primarily due to a sharp increase of $53,620 in notes receivable in 1998 owed by a co-packer of the Company's products and by a distributor of the Company's products. Both have agreed with the Company to make their notes current through alternative payment plans.

     Financing cash flows were provided by loans and issuance of stock for the year ended December 31, 1998. The Company had a negative cash flow from financing activities of $3,816 for the year ended December 1, 1997 due to deferred offering costs which exceeded proceeds from shareholder loans. Positive cash flow from operating activities for the year ended December 31, 1998 was attributable to proceeds from short-term debt on an unsecured loan aggregating $100,00 with an annual interest rate of 10%, payable on May 31, 1999. At December 31, 1998 the loan balance was $65,000. In addition, positive financing cash flow was attributable to net proceeds of $33,837 raised in a private placement offering under Rule 504 of the Securities Act, as amended. In this offering, 10,000 private placement units were sold, with each unit consisting of 50 shares of common stock at $5.00 per unit, and 95 redeemable stock purchase warrants ("1998 Private Placement"). Each redeemable stock purchase warrant entitles the registered holder to purchase one share of the Company's common stock for $1.00.

     We anticipate that a market for trading our securities will be established on the system of the National Association of Securities Dealers, Inc. known as the OTC - Bulletin Board (the "Bulletin Board") for the 500,000 shares of common stock sold in the 1998 Private Placement, although we cannot be certain of this. If such a market is established, and the market price for our common stock exceeds the exercise price of our warrants, it may result in the exercise of 950,000 warrants sold in the 1998 Private Placement. There are no assurances that we will become eligible to be quoted on the Bulletin Board or that a trading market will be accomplished. The creation of a trading market in our common stock and warrants may provide us with a basis upon which we can procure additional capital through an exercise of the warrants or a sale by us of additional common stock. A failure to create this secondary market for our shares of common stock may require us to seek other financing. See "Recent Sales of Unregistered Securities" and "Description of Business - Acquisitions of Distributors and Strategic Alliances."

     d. Seasonality:

     The Company's sales are seasonal. The soft drink beverage industry generally experiences its highest sales by volume during the spring and summer months and its lowest sales by volume during the winter months. As a result, our working capital requirements and cash flow vary substantially throughout the year. Consumer demand for our products are affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of our products and could have an adverse effect on our financial position.

     e.  Impact of the Year 2000 on  Information  Systems:

     The Year 2000 issue arises as the result of computer programs having been written, and systems having been designed, using two digits rather than four to define the applicable year ("Year 2000"). Consequently, such software has the potential to recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     We do not expect to be affected by Year 2000 as we do not rely on date-sensitive software or affected hardware. Our current accounting and other systems were purchased "off-the-shelf". We intend to timely update our accounting and other systems which are determined to be affected by Year 2000 by purchasing Year 2000 compliant software and hardware available from retail vendors at reasonable cost.

     We have not yet contacted other companies on whose services we depend to determine whether such companies' systems are Year 2000 compliant. If the systems of the companies or other companies on whose services we depend, including our customers, are not Year 2000 compliant, there could be a material adverse effect on the Company's financial condition or result of operations.


ITEM 3. DESCRIPTION OF PROPERTY

     Since January 1, 1999, we have been occupying office and warehouse space owned by NYSD. Although we do not lease this property, we conduct our daily business operations from this property as a condition of our strategic alliance with NYSD. The warehouse and office space, aggregating approximately 10,000 square feet, is located at 929 Shepherd Avenue, Brooklyn, New York 11208. NYSD has been leasing the office space on a month-to-month basis since January 1, 1999. We decided not to execute a long-term commitment at this location while searching for alternative locations. NYSD's monthly rental payment is $4,500.

     We have signed an agreement to purchase a commercial property located at 494-504 Wortman Avenue, Brooklyn, New York 11208. There is a commercial building situated on the premises, aggregating approximately 25,000 square feet, which will provide warehouse and office space for a majority of our business operations. Adjacent to the building lies a parcel of land aggregating approximately 20,000 square feet which we may decide to develop for business purposes at a later date. The purchase price for the premises is $800,000. We have received an inducement resolution acknowledging that the New York City Industrial Development Agency will provide certain tax benefits to us if we acquire the property. The closing date for the purchase is on or around June 15, 1999.

     We intend to finance the purchase of the property through mortgage loans for the entire acquisition cost, although we have not yet received any loan commitment offers. However, our two principal shareholders, Joseph Aslan and Shlomo Aslan, have agreed to provide financing if we do not obtain a mortgage loan, or to lend to us the shortfall between any mortgage loan received and the acquisition costs.

     We intend to cover a major portion of the carrying costs for the property by leasing a portion of the premises to NYSD and other companies which are affiliates of Joseph Aslan and Shlomo Aslan. We believe that ownership of the property will not materially change our operating costs.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of shares of voting stock of

Icy Splash, as of May 21, 1999, of (i) each person known by Icy Splash to beneficially own 5% or more of the shares of outstanding common stock; (ii) each of Icy Splash's executive officers and directors; and (iii) all of Icy Splash's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and investment and voting power is held by the persons named as owners.


                                              Amount and
                  Name and Address of         Nature of Shares        Percentage
Title of Class    Beneficial Owner            Beneficially Owned      Ownership
--------------    ----------------            ------------------      ---------
Common            Joseph Aslan(1)(2)(6)       2,970,000               45%
Common            Shlomo Aslan(1)(3)(6)       2,970,000               45%
Common            Sy Aslan(1)(4)(6)           100,000                 1.5%
Common            Charles Tokarz(1)(5)(7)     20,000                  0.30%
Common            All officers and            6,060,000               91.8%
                  directors as a group(4
                  persons)

----------

     (1) The business address for Joseph Aslan, Shlomo Aslan and Charles Tokarz is 9-15 166th Street, Suite 5B, Whitestone, New York 11357.

     (2)  Joseph Aslan serves as the Company's President and as a Director.

     (3) Shlomo Aslan serves as the Company's Vice President, Secretary and as a Director.

     (4)  Sy Aslan serves as a Director of the Company.

     (5) Charles Tokarz serves as the Company's Chief Financial Officer, Treasurer and as a Director.

     (6)  Joseph, Shlomo and Sy Aslan are brothers.

     (7) Charles Tokarz has the right to acquire beneficial ownership of these 20,000 shares of common stock pursuant to a consulting agreement dated April 1, 1998. These shares have not yet been issued. See "Certain Relationships and Related Transactions."


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

     a.  Directors  and  Executive  Officers:

     As of May 21, 1999, the directors and executive officers of the Company, their ages, positions in the Company and the dates of their initial election or appointment as director or executive officer are as follows:

                                    Positions and Offices Presently Held with
Name                       Age      the Company
----                       ---      -----------

Joseph Aslan               44       President, Director
Shlomo Aslan               50       Vice President, Secretary, Director
Charles Tokarz             52       Chief Financial Officer, Treasurer, Director
Sy Aslan                   55       Director

     b. Business Experience

     Joseph Aslan has served as the Company's President and Director since the Company's inception in July of 1996. Prior to joining the Company, from 1994 to 1996, Mr. Aslan was the co-owner and manager of Tribeca Classics, Inc., his family-owned textile business. Mr. Aslan has over 15 years of experience in finance and business management.

     Shlomo Aslan has served as the Vice President, Secretary and Director of the Company since the Company's inception in July of 1996. Prior to joining the Company, from 1994 to 1996, Mr. Aslan was the co-owner of Tribeca Classics, Inc., his family textile business. He has more than 25 years of business ownership experience, particularly in the restaurant and textile business. Mr. Aslan holds a BA in Accounting.

     Charles Tokarz is the Chief Financial Officer, Treasurer and Director of the Company. He has held this position since April of 1998. Prior to joining the Company, Mr. Tokarz served, from 1997 to 1998 as Chief Financial Officer and Treasurer for Silver Star International, Inc., a publicly traded wholesale distributor of clothing and novelty items. From 1987 to 1997, he was self-employed as a Certified Public Accountant ("CPA"). From 1986 to 1987, Mr. Tokarz served as President of Gardner Capital, Corp., a small NASD broker-dealer specializing in equity financing for real estate projects. From 1984 to 1986, he served as Vice President of Finance for Retirement Corporation of America, a developer and manager of elderly housing and nursing home facilities. From 1978 to 1984, he served as Vice President and Controller for Fininvest, Ltd. and Appalachian Joint Venture, developers of luxury condominiums and office buildings. From 1976 to 1978, he served as Comptroller of the California Club, Inc., a country club owned by Caesar's World, Inc., a Company listed on the New York Stock Exchange. He is a CPA and has over 20 years of business, financial and financial planning experience. Mr. Tokarz holds a BS and an MBA.

     Sy Aslan is a Director. He has held this position since the Company's incorporation in July of 1996. Since 1989, he has served as Director of Operations of United Management Technologies, a consulting firm focusing on developing and supporting effective management practices. He has been involved in the development and implementation of strategic management solutions for numerous Fortune 500 financial institutions for over 20 years. Mr. Aslan holds BS and MS degrees in management and Industrial Engineering.

     c.   Directors of Other Reporting Companies

     None of the directors are directors of other reporting companies.

     d.   Significant Employees

     The officers and directors who are identified above are the significant employees of the Company.

     e.   Involvement in Certain Legal Proceedings

     None of the officers and directors of the Company have been involved in the past 5 years in any of the following:

     (1)  Bankruptcy proceedings; or

     (2)  Subject to criminal proceedings or convicted of a criminal act; or

     (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

     (4) Subject to any order for violation of federal or state securities laws or commodities laws.

ITEM 6. EXECUTIVE COMPENSATION

     To date, management has not collected any compensation from the Company. No other executive officers earned over $100,000 in any fiscal year.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     At December 31, 1997, Icy Splash was owed $13,466 by a former shareholder. As of December 31, 1997 we deemed this receivable uncollectible and accordingly reserved 100% as a bad debt.

     On January 18, 1998, we authorized the issuance of 2,970,000 shares of common stock to Joseph Aslan and 2,970,000 shares of common stock to Shlomo Aslan in consideration for $210,000 loaned to the Company and invested time and effort into the Company's business estimated to equate approximately $400,000.

     On March 19,  1998,  we entered into a  consulting  agreement  with Charles
Tokarz, our Chief Financial Officer, Treasurer and director, for services rendered as Chief Financial Officer. The agreement provides that beginning March 20, 1998, Mr. Tokarz would provide services to the Company including assistance in correspondence and due diligence, liaisons with auditors, assistance in preparation of financial projections and assumptions, review of accounting reports and systems, analysis of acquisitions and preparation of quarterly unaudited financial statements. In consideration for these services, Icy Splash would provide payments of: (i) 20,000 shares of Icy Splash common stock; (ii) a retainer of $500; and (iii) payment of $35.00 per hour for services rendered as Chief Financial Officer.

     On or about November of 1998, Joseph and Shlomo Aslan, Directors of Icy Splash, entered into an arms length agreement with NYSD, resulting in a strategic alliance between both corporations. The Aslans agreed to personally contribute organizational, financial and strategic planning experience, as well as a complete line of soft drinks to be distributed by NYSD. In addition, the Aslans agreed to provide future financing to NYSD and, to date, have individually invested approximately $120,000 in NYSD. In exchange, NYSD agreed to provide experience, sales representatives, contacts and a full-service operating distribution business including a warehouse for, but not limited to, Icy Splash products. Both parties have agreed to finalize the terms of this agreement at a later date.


ITEM 8. DESCRIPTION OF SECURITIES

     We are authorized to issue 50,000,000 shares of common stock, with a par value of $0.001 per share, and 1,000,000 shares of preferred stock, with a par value of $0.001 per share.

     a.  Common  Stock:

     Holders of common stock do not have subscription, redemption, conversion or preemptive rights. The shares of common stock held by shareholders are fully paid and non-assessable. Each share of common stock is entitled to participate pro rata in distribution upon liquidation, subject to the rights of holders of preferred stock, and to one vote on all matters submitted to a vote of shareholders. The shareholders of common stock may receive cash dividends as declared by the Board of Directors out of funds legally available therefor, subject to the rights of any shareholders of preferred stock. Shareholders of common stock are entitled to elect all directors.

     b. Preferred Stock:

     The Company's  certificate  of  incorporation,  as amended,  authorizes the issuance of up to 1,000,000 shares of preferred stock, with a par value of $0.001 per share. The preferred stock shall have such voting rights, designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions as may be determined and set forth in resolution or resolutions adopted from time to time by the Board of Directors of the Company.

     c. Private  Placement Units:

     On January 20, 1998, we issued an aggregate of 10,000 units pursuant to Rule 504 under Regulation D of the Securities Act, as amended. Each unit consists of 50 shares of common stock at $5.00 per unit, and 95 redeemable stock purchase warrants. Each redeemable stock purchase warrant entitles the registered holder to purchase one share of the Company's common stock for $1.00.

     The exercise price of the warrants and the number of shares issuable upon exercise of such warrants is subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions and reclassification. Furthermore, the Company may redeem the warrants at a price of $.01 per warrant by giving not less than 30 days prior written notice to the record holders if the closing bid price of the common stock equals or exceeds $2.50 for the 10 consecutive trading days ending on the third day prior to the date on which the notice of redemption is given. In the event the Company notifies record holders of its intent to redeem any warrants, the record holders may exercise at any time prior to the close of business on the day immediately preceeding the date fixed for redemption provided that there is a registration statement in effect or there is an exemption from such registration. Unless extended by the Company at its discretion, the warrants will expire on January 20, 2000. The Company reserves the right to lower the exercise price of the warrants, which reduction may be for a limited time, not less than 60 days, or the balance of the term of the warrants.

     d. "Anti-Takeover"  Provisions:

     Although management is not presently aware of any takeover attempts, our Certificate of Incorporation defers to provisions in the New York Business Corporation Law (the "B.C.L.") which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another entity or person.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     a.   Market Information

     The common stock of Icy Splash currently is not trading on any exchange. Management anticipates that the Company's shares will be qualified on the Bulletin Board.

     There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

     b.   Holders

     There were 35 holders of record of the Company's common stock as of May 21, 1999.

     c.   Dividends

     The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. We currently intend to retain our earnings for the operation and expansion of the business. Our continued need to retain earnings for operations and expansion are likely to limit our ability to pay dividends in the future.


ITEM 2. LEGAL PROCEEDINGS

     On March 19,1997, we filed suit against Icy Splash, Inc., a predecessor of the Company, and a former shareholder of Icy Splash, Inc. This case is presently pending in the Supreme Court, Kings County. The Company secured a preliminary injunction against the defendants enjoining them from misappropriating the Company's intellectual property rights including the use of the trademark "Icy Splash." The defendants initially filed a notice of appeal relating to the injunction. However, their time to perfect the appeal has expired. The case to convert the preliminary injunction to a permanent injunction is proceeding on the merits. Management believes that this suit will be resolved in favor of the Company, although there can be no assurance.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no disagreements with our independent  accountants over any item involving the Company's financial statements. Our independent accountants are Lazar

Levine & Felix LLP, Certified Public Accountants, 350 Fifth Avenue, Suite 6820, New York, NY 10118-0170.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On January 20, 1998, we issued an aggregate of 10,000 private placement units pursuant to Rule 504 under Regulation D of the Securities Act, as amended. All 10,000 units were sold to a total of thirty investors. We received $33,837, net of commission and offering costs.

     Each unit consists of 50 shares of common stock at $5.00 per unit, and 95 redeemable stock purchase warrants. Each redeemable stock purchase warrant entitles the registered holder to purchase one share of the Company's common stock for $1.00. See "Description of Securities - Private Placement Units."

     All 10,000 private placement units were sold to a total of thirty investors as follows:


                                          Date of                Number of Units
Purchaser                                 Purchase               Purchased
---------                                 --------               ---------

Arvin Scott                               4/4/98                 400
Steven Michaels                           4/16/98                400
Meshulam Elmaliach                        3/24/98                100
Tova Sadka                                3/25/98                300
Gatznyo Moshe                             4/3/98                 400
Emile Ohayon                              3/24/98                200
George Tsatsos                            4/4/98                 400
Yehuda Tzur                               4/9/98                 400
Debra Millman                             5/6/98                 300
Bianka Dalal                              5/7/98                 300
Victoria Tokarz                           7/30/98                600
Robert and Karen Eaves                    9/3/98                 1,000
Dennis Olden                              9/10/98                300
Edward Roach and Elizabeth Cronin         9/14/98                500

Elaine O'Neil                             9/14/98                250
John J. O'Neil                            9/14/98                250
John A. O'Neil                            9/14/98                500
Donna O'Neil                              9/14/98                500
George Gerson                             9/15/98                500
Deborah Kline                             9/17/98                400
Arthur Krepps, III                        9/18/98                500
Krista Killius                            10/2/98                100
James Killius                             10/2/98                100
Gina Russo                                10/8/98                100
W. Gordon and Sharon Freeman              10/8/98                100
Huon Consulting, Inc.                     10/8/98                500
Quinn Truckenbrod                         10/3/98                100
Mia Truckenbrod                           10/3/98                100
Diane Leon Pekarek                        10/9/98                200
Bruce Pekarek                             10/9/98                200


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation contains certain provisions permitted under the B.C.L. relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our Certificate of Incorporation also contains provisions obligating the Company to indemnify its directors and officers to the fullest extent permitted by the B.C.L.

     Such indemnification provisions are intended to increase the protection provided to directors and, thus, increase our ability to attract and retain qualified persons to serve as directors. Because directors liability insurance is only available at considerable cost and with low dollar limits of coverage and broad policy exclusions, we do not currently maintain a liability insurance policy for the benefit of our directors, although we may attempt to acquire such insurance in the future. We believe that the substantial increase in the number of lawsuits being threatened or filed against corporations and their directors and the general unavailability of directors liability insurance to provide protection against the increased risk of personal liability resulting from such lawsuits have combined to result in a growing reluctance on the part of capable persons to serve as members of boards of directors of companies, particularly of companies which intend to become public companies. We also believe that the increased risk of personal liability without adequate insurance or other indemnity protection for our directors could result in overcautious and less effective direction and management of Icy Splash. Although no directors have resigned or have threatened to resign as a result of our failure to provide insurance or other indemnity protection from liability, it is uncertain whether our directors would continue to serve in such capacities if improved protection from liability were not provided.

     The provisions affecting personal liability do not abrogate a director's fiduciary duty to Icy Splash and its shareholders, but eliminates personal liability for monetary damages for breach of that duty. The provisions do not, however, eliminate or limit the liability of a director for failing to act in good faith, for engaging in intentional misconduct or knowingly violating a law, for authorizing the illegal payment of a dividend or repurchase of stock, for obtaining an improper personal benefit, for breaching a director's duty of loyalty (which is generally described as the duty not to engage in any transaction which involves a conflict between the interest of the Company and those of the director) or for violations of the federal securities laws. The provisions also limit or indemnify against liability resulting from grossly negligent decisions including grossly negligent business decisions relating to attempts to change control of the Company.

     The provisions regarding indemnification provide, in essence, that we will indemnify our directors against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding arising out of the director's status as a director of Icy Splash, including actions brought by or on behalf of the Company (shareholder derivative actions). The provisions do not require a showing of good faith. Moreover, they do not provide indemnification for liability arising out of willful misconduct, fraud, or dishonesty, for "short-swing" profits violations under the federal securities laws, or for the receipt of illegal remuneration. The provisions also do not provide indemnification for any liability to the extent such liability is covered by insurance. One purpose of the provisions is to supplement the coverage provided by such insurance. However, as mentioned above, we do not currently provide such insurance to our directors, and there is no guarantee that we will provide such insurance to our directors in the near future, although we may attempt to obtain such insurance.

     These provisions diminish the potential rights of action which might otherwise be available to shareholders by limiting the liability of officers and directors to the maximum extent allowable under New York law and by affording indemnification against most damages and settlement amounts paid by a director of the Company in connection with any shareholder derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because we do not presently have directors liability insurance and because there is not assurance that we will retain such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provision, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the cost for indemnification, the value of our stock may be adversely affected.

     Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers and controlling persons of Icy Splash pursuant to the foregoing provisions, or otherwise, Icy Splash has been advised that such indemnification, in the opinion of the SEC, is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We believe that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.


PART F/S

ITEM 1. FINANCIAL STATEMENTS

     For information regarding this item, reference is made to the "Index of Financial Statements."


PART III

ITEM 1. INDEX TO EXHIBITS

     The following exhibits are filed with this Form 10-SB:


Assigned
Number              Description of Exhibit
------              ----------------------

3.1 ...........     Certificate of Incorporation.

3.2 ...........     Certificate of Amendment of Certificate of Incorporation,
                    dated April 20, 1999.

3.3 ...........     By-Laws.

10.1 ..........     Revised Financial  Consulting  Agreement between  Icy Splash and The Southern Companies, dated April 27, 1999.

10.2 ..........     Consulting Agreement between Icy Splash and Charles Tokarz, dated March 19, 1998.

10.3 ..........     Contract of Sale for 494-504 Wortman Avenue, Brooklyn, N.Y.
                    11208.

ITEM 2  INDEX TO FINANCIAL STATEMENTS

     The following documents are filed as part of this Registration Statement:

Assigned
Number              Description of Exhibit
------              ----------------------

F.1 ..............  Internal   Preparer's   Letter   for   Unaudited   Financial
                    Statements for the three months ended March 31, 1999 and 1998.

F.2 ..............  Unaudited Balance Sheets as of March 31, 1999 and 1998.

F.3 ..............  Unaudited  Statements  of  Operations  for the three  months ended March 31, 1999 and 1998.

F.4 ..............  Unaudited  Statements of Changes in Shareholders' Equity for
                    the three months ended March 31, 1999 and 1998.

F.5 ..............  Unaudited  Statements  of Cash  Flows for the  three  months ended March 31, 1999 and 1998.

F.6 ..............  Notes to  Financial  Statements  for the three  months ended
                    March 31, 1999 and 1998.

F.7 ..............  Unaudited Schedules Supporting  Statements of Operations for
                    the three months ended March 31, 1999 and 1998.

F.8 ..............  Independent   Auditors'   Report   for   Audited   Financial
                    Statements for the years ended December 31, 1998 and 1997.

F.9 ..............  Audited Balance Sheets for the years ended December 31, 1998 and 1997.

F.10 .............  Audited   Statements  of  Operations  for  the  years  ended
                    December 31, 1998 and 1997.

F.11 .............  Audited  Statements of Changes in  Shareholders'  Equity for
                    the years ended December 31, 1998 and 1997.

F.12 .............  Audited Statements of Cash Flow for the years ended December
                    31, 1998 and 1997.

F.13 .............  Notes to Financial  Statements  for the years ended December
                    31, 1998 and 1997.

F.14 .............  Independent Auditors' Report on Supplemental Information for
                    the years ended December 31, 1998 and 1997.

F.15 .............  Audited  Schedules  Supporting  Statements of Operations for
                    the years ended December 31, 1998 and 1997.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 21, 1999

                                   ICY SPLASH FOOD & BEVERAGE, INC.


                                   By: /s/ Joseph Aslan
                                       ----------------------------
                                       Joseph Aslan, President


                                   By: /s/ Shlomo Aslan
                                       ----------------------------
                                       Shlomo Aslan, Secretary

                       ICY SPLASH FOOD AND BEVERAGE, INC.

                              FINANCIAL STATEMENTS


               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

                       Icy Splash Food and Beverage, Inc.

                           INTERNAL PREPARER'S LETTER

The Board of Directors
Icy Splash Food and Beverage, Inc.

The attached balance sheet of Icy Splash Food and Beverage, Inc. ("the Company") as of March 31, 1999 and 1998, and the related statements of operations, shareholders' equity and cash flows for the periods then ended were prepared internally, in accordance with generally accepted accounting principles, from the Company's accounting records by Company personnel and have not been audited. The most recent audit was conducted as of December 31, 1998.

I am aware of no material errors or misrepresentations in the statements as to the financial position of Icy Splash Food and Beverage, Inc.



                                             /s/ Charles Tokarz
                                             ---------------------------
                                             Charles Tokarz
                                             Chief Financial Officer


April 30, 1999


                                      F.1

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                                 BALANCE SHEETS
                          AS OF MARCH 31, 1999 AND 1998


                                   - ASSETS -

                                                                                    1999          1998
                                                                                  ---------    ---------
CURRENT ASSETS:
  Cash                                                                            $  16,719    $     735
  Accounts receivable, net of allowance for doubtful accounts of
    $4,163 and $16,721 for 1999 and 1998, respectively                               52,909       79,627
  Notes receivable (Note 3)                                                          34,110
  Inventory (Note 2d)                                                                68,776       29,216
  Prepaid expenses                                                                    3,000        3,000
                                                                                  ---------    ---------

TOTAL CURRENT ASSETS                                                                175,514      112,578

FIXED ASSETS (Note 2c):
  Warehouse equipment                                                                 5,000        5,000
  Office equipment                                                                   12,279        5,945
                                                                                  ---------    ---------
                                                                                     17,279       10,945
  Less: accumulated depreciation                                                      5,423        2,645
                                                                                  ---------    ---------
                                                                                     11,856        8,300

OTHER ASSETS:
  Deferred offering costs (Note 2e)                                                  73,784       31,209
                                                                                  ---------    ---------

                                                                                  $ 261,154    $ 152,087
                                                                                  =========    =========

                    - LIABILITIES AND SHAREHOLDERS' EQUITY -

CURRENT LIABILITIES:
  Notes payable (Note 4)                                                          $  65,000    $    --
  Accounts payable                                                                   33,603       14,286
  Accrued expenses and other current liabilities                                     15,140       25,819
  Income taxes payable                                                                  454         --
                                                                                  ---------    ---------

TOTAL CURRENT LIABILITIES                                                           114,197       40,105

LONG-TERM LIABILITIES
  Shareholders' loans (Note 6)                                                       13,000       46,992
                                                                                  ---------    ---------

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (Note 5):
  Preferred stock, $.001 par value, 1,000,000 shares authorized,
    zero shares issued and outstanding for 1999 and 1998                               --           --
  Common stock, $.001 par value, 50,000,000 shares authorized, 6,600,000
    and 6,100,000 shares issued and outstanding for 1999 and 1998, respectively       6,600        6,100
  Additional paid-in capital                                                        237,237      203,900
  Accumulated deficit                                                              (109,880)    (145,010)
                                                                                  ---------    ---------
                                                                                    133,957       64,990
                                                                                  ---------    ---------

                                                                                  $ 261,154    $ 152,087
                                                                                  =========    =========


   The accompanying notes are an integral part of these financial statements.


                                      F.2

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                            STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998



                                                            1999         1998
                                                          --------     --------

NET SALES                                                 $108,809     $ 31,992

COST OF SALES                                               81,499       19,126
                                                          --------     --------

GROSS PROFIT                                                27,310       12,866

OPERATING EXPENSES:
  Selling expenses - Schedule 1                              9,905        5,036
  General and administrative expenses - Schedule 2          10,486        9,744
                                                          --------     --------
                                                            20,391       14,780
                                                          --------     --------

INCOME FROM OPERATIONS                                       6,919       (1,914)

Provision for income taxes (Note 2f)                           680          712
                                                          --------     --------

NET INCOME                                                $  6,239     $ (2,626)
                                                          ========     ========


   The accompanying notes are an integral part of these financial statements.


                                      F.3

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998



                                                             Common Stock            Additional
                                                     --------------------------        Paid-in        Accumulated
                                                       Shares           Amount         Capital          Deficit             Total
                                                     ------------------------------------------------------------------------------
Balance, December 31, 1998                           6,600,000        $   6,600        $ 237,237        $(116,119)        $ 127,718


Net income, March 31, 1999                                --               --               --              6,239             6,239
                                                     ---------        ---------        ---------        ---------         ---------

BALANCE, MARCH 31, 1999                              6,600,000        $   6,600        $ 237,237        $(109,880)        $ 133,957
                                                     =========        =========        =========        =========         =========




Balance, December 31, 1997                           6,100,000        $   6,100        $ 203,900        $(142,384)        $  67,616


Net loss, March 31, 1998                                  --               --               --             (2,626)           (2,626)
                                                     ---------        ---------        ---------        ---------         ---------

BALANCE, MARCH 31, 1998                              6,100,000        $   6,100        $ 203,900        $(145,010)        $  64,990
                                                     =========        =========        =========        =========         =========


   The accompanying notes are an integral part of these financial statements.


                                      F.4

                                      ICY SPLASH FOOD AND BEVERAGE, INC.
                                           STATEMENTS OF CASH FLOWS
                              FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

                                                                                  1999        1998
                                                                                --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net profit (loss)                                                             $  6,239    $ (2,626)
  Adjustments to reconcile net income to net cash used in operating activities:
    Depreciation                                                                     750         550
    Changes in assets and liabilities:
    Decrease (increase) in accounts receivable                                    16,924     (20,002)
    Decrease (increase) in inventories                                            (7,895)      6,100
    Increase (decrease) in accounts payable                                      (20,297)      7,943
    Increase (decrease) in accrued expenses and other current liabilities          1,203        (457)
                                                                                --------    --------
      Net cash provided by operating activities                                   (3,076)     (8,492)
                                                                                --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                                        (2,885)       --
  Repayments of note receivable                                                      500        --
                                                                                --------    --------
      Net cash used in investing activities                                       (2,385)       --
                                                                                --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from shareholder loans                                                13,000      12,550
   Deferred offering costs                                                       (11,134)     (3,323)
                                                                                --------    --------
      Net cash provided by financing activities                                    1,866       9,227
                                                                                --------    --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (3,595)        735

   Cash and cash equivalents, at beginning of period                              20,314        --
                                                                                --------    --------

CASH AND CASH EQUIVALENTS, AT END OF PERIOD                                     $ 16,719    $    735
                                                                                --------    --------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash during the period for:
     Income taxes paid                                                          $   --      $   --
     Interest paid                                                              $   --      $   --


   The accompanying notes are an integral part of these financial statements.


                                      F.5

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

NOTE 1   -     NATURE OF BUSINESS:

               Icy Splash Food and Beverage, Inc. (the "Company") is the producer and distributor of an all natural, fruit flavored, clear and colored, carbonated, refreshing soft drink. The product line is currently supplied in a variety of flavors to supermarkets, grocery stores and convenience stores in the tri-state area. The Company was incorporated in the State of New York on June 17, 1996.


NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

               The  Company's   accounting   policies  are  in  accordance  with
               generally accepted accounting principles. Outlined below are those policies considered particularly significant.

          (a)  Use of Estimates:

               In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

          (b)  Concentration of Credit Risk/Fair Value:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

               The Company, from time-to-time, may maintain cash balances which exceed the federal depository insurance coverage limit. The Company performs periodic reviews of the relative credit rating of its bank to lower its risk.

               The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items.

          (c)  Fixed Assets and Depreciation:

               Fixed assets are reflected at cost. Depreciation and amortization are provided on a straight-line basis over the following useful lives:

                       Warehouse equipment                        5 years
                       Office equipment                           5 years

               Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.


                                      F.6

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

          (d)  Inventories:

               Inventories are stated at the lower of cost or market (first-in first-out method) and consist of finished product as well as flavoring, bottles and certain packaging materials.

               Inventory consists of the following:

                                                            March 31,  March 31,
                                                              1999        1998
                                                            ---------  ---------
               Finished product                             $ 1,664     $  --
               Flavoring , bottles and packaging materials   67,112      29,216
                                                            -------     -------
                                                            $68,776     $29,216
                                                            =======     =======

          (e)  Deferred Offering Costs:

               Deferred offering costs incurred by the Company in conjunction with a proposed private placement and initial public offering will be charged against additional paid-in capital upon the completion of the offering, if successful, or charged to operations if abandoned.

          (f)  Income Taxes:

               The Company utilizes Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes"("SFAS 109"), which requires the use of the asset and liability approach of providing for income taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

               The Company has a net operating loss carryforward as of its year end, December 31, 1998, of approximately $100,000 which may be applied against future taxable income, and which expires in the year 2012. Since there is no assurance that the Company will generate future taxable income to utilize the deferred tax asset resulting from the net operating loss carryforward, the Company has not recognized this asset.

          (g)  Statements of Cash Flows:

               For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

          (h)  Comprehensive Income:

               In June 1997, the Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income"("SFAS 130"), which prescribes standards for reporting comprehensive income and its components. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Since the Company currently does not have any items of comprehensive income, a statement of comprehensive income is not yet required.

          (i)  Advertising Costs:

               Advertising costs, which are included in selling expenses, are expensed as incurred. For the three months ended March 31, 1999 and 1998 advertising costs aggregated $178 and $6,304, respectively.


NOTE 3   -     NOTES RECEIVABLE:

               At March 31, 1999, the Company was owed $15,565 from a vendor who is a co-packer of the Company's products. The vendor has agreed to pay back the loan by providing services equal to $1,500 a month for 12 months beginning June 1, 1998. At March 31, 1999, the co-packer had not provided services to make payments, but instead has paid two $1,500 payments. Management has an agreement with the co-packer to provide services in April of 1999 sufficient to bring the note current.

               At March 31, 1999, the company was owed $25,544 by a customer (distributor) for the Company's products. The customer has agreed to pay at least $1,000 a month beginning August 15, 1998, with no interest if the entire balance is paid by June 1999 and 1.1% interest per month on the unpaid balance thereafter. At March 31, 1999, the customer had paid approximately four of eight payments due. A new agreement with the customer for brokerage services should accelerate the payments by providing services for payments. Although Management is confident the balance due will ultimately be paid, a collection allowance of $6,500 has been recorded against this note.


NOTE 4   -     NOTE PAYABLE:

               On August 31, 1998, the Company received an unsecured loan aggregating $100,000 with an annual interest rate of 10%, payable on May 31, 1999. At March 31, 1999 the loan balance was $65,000. There are no penalties to prepay the loan.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998


NOTE 5   -     RELATED PARTY TRANSACTIONS:


          (a) During December 1998, the Company initiated sales of product to a distributor who is engaged in a strategic alliance with the Company. As a condition of this strategic alliance, certain members of management have personally agreed to provide financing and organizational support to the distributor. For the three months ended March 31, 1999, sales were $80,215. At March 31, 1999 accounts receivable were $39,022.


NOTE 6   -     STOCKHOLDERS' EQUITY:

               Recapitalization:

               On February 13, 1997 the stockholders and directors of the Company adopted resolutions to amend the Certificate of Incorporation to change the capitalization of the Company from 200 shares no par value to 50,000,000 shares at $.001 par value and to restate the number of issued and outstanding shares to 6,100,000 shares.

               Private Placement Offering:

               During 1998, the Company commenced selling common stock through a private placement memorandum. The offering is for the sale of 10,000 units at an offering price of $5.00 per unit, of which, each unit consists of 50 shares of common stock and 95 redeemable common stock purchase warrants. The common stock and warrants may be separately transferred at any time after issuance, subject to restrictions contained in the private placement memorandum. Each warrant entitles the holder to purchase one share of the Company's common stock for $1. The exercise price of the warrants and the number of shares issuable upon exercise of the warrants are also subject to adjustment to protect against dilution. The Company may also redeem the warrants at a price of $.01 per warrant upon the occurrence of certain market conditions. Unless extended by the Company, the warrants will expire on January 20, 2000. As of March 31, 1999, all 10,000 units have been sold. The Company received $33,837, net of commission.

               The common stock and warrants included in the unit have not been registered, and are not required to be, under the Securities Act of 1933 ("the Act"). These securities have been offered in the absence of any registration under the Act through the Company's intended compliance with Rule 504 under Regulation D promulgated under the Act. Pursuant to Rule 504, the shares are freely transferable subject to various state securities laws.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998


NOTE 7   -     COMMITMENTS AND CONTINGENCIES:

               Litigation:


               The Company was a defendant in a lawsuit involving leasehold property for which the plaintiff claims the Company is responsible. A motion to dismiss was pending before the court. The likelihood of a favorable outcome was anticipated by the Company's counsel, therefore no provision has been made in the financial statements relating to this matter. As of December 31, 1998 this lawsuit was dismissed.

               The Company is a plaintiff in a lawsuit with a predecessor company, "Icy Splash, Inc.," and a former shareholder of Icy Splash, Inc. This case is presently pending in the Supreme Court, Kings County. The Company has secured a preliminary injunction against the defendants enjoining them from misappropriating the Company's intellectual property rights including the use of the trademark "Icy Splash". The defendants initially filed a notice of appeal relating to the injunction. However, their time to perfect the appeal has expired. The case to convert the preliminary injunction to a permanent injunction is proceeding on the merits.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                 SCHEDULES SUPPORTING STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998


                                                            1999         1998
                                                          --------     --------
SELLING EXPENSES - Schedule 1:
  Freight and delivery                                    $  8,328     $ (1,268)
  Slotting fees                                                712         --
  Advertising                                                  178        6,304
  Other selling expenses                                       687         --
                                                          --------     --------
TOTAL SELLING EXPENSES                                    $  9,905     $  5,036
                                                          ========     ========
GENERAL AND ADMINISTRATIVE EXPENSES - Schedule 2:
  Automotive expenses                                     $  1,335     $  1,472
  Depreciation                                                 750          550
  Insurance                                                  2,376          754
  Interest                                                   1,625         --
  Miscellaneous expense (income)                               (15)         205
  Professional fees                                           --          4,000
  Rent                                                       1,079         --
  Repairs and maintenance                                      898         --
  Office expense                                               151         --
  Telephone                                                  2,050        1,403
  Travel end entertainment                                     237        1,360
                                                          --------     --------
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES                 $ 10,486     $  9,744
                                                          ========     ========


                                       F.7

                       ICY SPLASH FOOD AND BEVERAGE, INC.

                              FINANCIAL STATEMENTS


                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



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                       ICY SPLASH FOOD AND BEVERAGE, INC.
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                  - CONTENTS -


                                                                         Page(s)
                                                                         -------

Independent Auditors' Report                                                  1.

Financial Statements:
      Balance Sheets                                                          2.
      Statements of Operations                                                3.
      Statements of Changes in Shareholders' Equity                           4.
      Statements of Cash Flows                                                5.

Notes to Financial Statements                                           6. - 10.
Additional Information:
      Independent Auditors' Report on Supplemental Information               11.
      Schedules Supporting Statements of Operations                          12.



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350 Fifth Avenue - Suite 6820                                 4 Becker Farm Road
New York, NY 10118-0170                                       Roseland, NJ 07068
(212) 736-1900                                                    (973) 533-1040
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-----------------------------
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                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders
Icy Splash Food and Beverage, Inc.
Whitestone, New York



We have audited the balance sheets of Icy Splash Food and Beverage, Inc. as of December 31, 1998 and 1997, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company=s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of Icy Splash Food and Beverage, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.


                                                /s/ LAZAR LEVINE & FELIX LLP
                                                ------------------------------
                                                LAZAR LEVINE & FELIX LLP

New York, New York
March 10, 1999


                                      F.8

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997

                                                             - ASSETS -
                                                                                                            1998             1997
                                                                                                         ---------        ---------
CURRENT ASSETS:
  Cash                                                                                                   $  20,314        $    --
  Accounts receivable, net of allowance for doubtful accounts of
    $4,163 and $16,721 for 1998 and 1997, respectively                                                      69,833           59,625
  Notes receivable (Note 3)                                                                                 34,610             --
  Inventory (Note 2d)                                                                                       60,881           35,316
  Prepaid expenses                                                                                           3,000            3,000
                                                                                                         ---------        ---------

TOTAL CURRENT ASSETS                                                                                       188,638           97,941
                                                                                                         ---------        ---------

FIXED ASSETS (Note 2c):
  Warehouse equipment                                                                                        5,000            5,000
  Office equipment                                                                                           9,394            5,945
                                                                                                         ---------        ---------
                                                                                                            14,394           10,945
  Less: accumulated depreciation                                                                             4,673            2,095
                                                                                                         ---------        ---------
                                                                                                             9,721            8,850
                                                                                                         ---------        ---------
OTHER ASSETS:
  Deferred offering costs (Note 2e)                                                                         62,650           27,886
                                                                                                         ---------        ---------

                                                                                                         $ 261,009        $ 134,677
                                                                                                         =========        =========

                                              - LIABILITIES AND SHAREHOLDERS' EQUITY -

CURRENT LIABILITIES:
  Cash overdraft                                                                                         $    --          $     677
  Notes payable (Note 4)                                                                                    65,000             --
  Accounts payable                                                                                          53,900            6,343
  Accrued expenses and other current liabilities                                                            13,937           24,919
  Income taxes payable                                                                                         454              680
                                                                                                         ---------        ---------

TOTAL CURRENT LIABILITIES                                                                                  133,291           32,619
                                                                                                         ---------        ---------

LONG-TERM LIABILITIES
  Shareholders' loans (Note 6)                                                                                --             34,442
                                                                                                         ---------        ---------

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (Note 6):
  Preferred stock, $.001 par value, 1,000,000 shares authorized,
    zero shares issued and outstanding for 1998 and 1997                                                      --               --
  Common stock, $.001 par value, 50,000,000 shares authorized, 6,600,000
    and 6,100,000 shares issued and outstanding for 1998 and 1997, respectively                              6,600            6,100
  Additional paid-in capital                                                                               237,237          203,900
  Accumulated deficit                                                                                     (116,119)        (142,384)
                                                                                                         ---------        ---------
                                                                                                           127,718           67,616
                                                                                                         ---------        ---------

                                                                                                         $ 261,009        $ 134,677
                                                                                                         =========        =========

   The accompanying notes are an integral part of these financial statements.


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                                                                         Page 2.

                                      F.9

                              ICY SPLASH FOOD AND BEVERAGE, INC.
                                   STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                     1998                    1997
                                                                  ---------                ---------
NET SALES (Note 5)                                                $ 320,802                $ 224,490
                                                                  ---------                ---------

COST OF GOODS SOLD:
  Inventory - beginning of year                                      35,316                   55,048
  Purchases                                                         212,187                  143,878
                                                                  ---------                ---------
                                                                    247,503                  198,926
  Inventory - end of year                                            60,881                   35,316
                                                                  ---------                ---------

TOTAL COST OF GOODS SOLD                                            186,622                  163,610
                                                                  ---------                ---------

GROSS PROFIT                                                        134,180                   60,880
                                                                  ---------                ---------

OPERATING EXPENSES (Note 5):
  Selling expenses - Schedule 1                                      55,319                   52,860
  General and administrative expenses - Schedule 2                   49,381                   32,304
                                                                  ---------                ---------
                                                                    104,700                   85,164
                                                                  ---------                ---------

INCOME (LOSS) FROM OPERATIONS                                        29,480                  (24,284)
                                                                  ---------                ---------

OTHER INCOME (EXPENSES):
  Interest expense                                                   (2,535)                    --
                                                                  ---------                ---------

INCOME (LOSS) BEFORE TAXES                                           26,945                  (24,284)

  Provision for income taxes (Note 2f)                                  680                      680
                                                                  ---------                ---------

NET INCOME (LOSS)                                                 $  26,265                $ (24,964)
                                                                  =========                =========


    The accompanying notes are an integral part of these financial statements


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                                      F.10

                   ICY SPLASH FOOD AND BEVERAGE, INC.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                      Common Stock         Additional
                                                                -----------------------      Paid-in      Accumulated
                                                                 Shares         Amount       Capital        Deficit         Total
                                                                ---------     ---------     ---------      ---------      ---------
Balance, December 31, 1996                                            200     $     200     $ 209,800      $(117,420)     $  92,580

Recapitalization (Note 6)                                       6,099,800         5,900        (5,900)          --             --

Net loss, December 31, 1997                                          --            --            --          (24,964)       (24,964)
                                                                ---------     ---------     ---------      ---------      ---------

Balance, December 31, 1997                                      6,100,000         6,100       203,900       (142,384)        67,616

Net proceeds from issuance of common stock
and warrants - private placement offering (Note 6)                500,000           500        33,337           --           33,837

Net income, December 31, 1998                                        --            --            --           26,265         26,265
                                                                ---------     ---------     ---------      ---------      ---------

BALANCE, DECEMBER 31, 1998                                      6,600,000     $   6,600     $ 237,237      $(116,119)     $ 127,718
                                                                =========     =========     =========      =========      =========


    The accompanying notes are an integral part of these financial statements


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                                      F.11

                                      ICY SPLASH FOOD AND BEVERAGE, INC.
                                           STATEMENTS OF CASH FLOWS
                                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
                                                                                                          1998              1997
                                                                                                        ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                                     $  26,265         $ (24,964)
  Adjustments to reconcile net income to net cash used in operating activities:
    Depreciation                                                                                            2,579             1,595
    Provision for bad debts                                                                                16,570             8,402
  Changes in assets and liabilities:
    (Increase) in accounts receivable                                                                     (45,822)           (8,760)
    (Increase) decrease in inventories                                                                    (25,565)           19,732
    Decrease in prepaid expenses                                                                             --               2,570
    Increase (decrease) in accounts payable                                                                47,557           (12,080)
    (Decrease) increase in accrued expenses and other current liabilities                                 (11,886)           17,491
                                                                                                        ---------         ---------
      Net cash provided by operating activities                                                             9,698             3,986
                                                                                                        ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                                                                 (3,449)           (5,945)
  Advances to former owner                                                                                   --              (2,350)
  Increase in note receivable                                                                             (53,620)             --
  Repayments of note receivable                                                                            38,054              --
                                                                                                        ---------         ---------
      Net cash (used) in investing activities                                                             (19,015)           (8,295)
                                                                                                        ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term debt                                                                           100,000              --
  Repayments of short-terrm debt                                                                          (35,000)             --
  Net proceeds from issuance of common stock                                                               33,837              --
  Proceeds from shareholders+A11 loans                                                                       --              24,070
  Repayment of shareholders loans                                                                         (34,442)             --
  Deferred offering costs                                                                                 (34,764)          (27,886)
                                                                                                        ---------         ---------
    Net cash provided (used) by financing activities                                                       29,631            (3,816)
                                                                                                        ---------         ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                       20,314            (8,125)

  Cash and cash equivalents, at beginning of year                                                            --               8,125
                                                                                                        ---------         ---------

CASH AND CASH EQUIVALENTS, AT END OF YEAR                                                               $  20,314         $    --
                                                                                                        =========         =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  During the year ended December 31, 1998, the Company has transfered a customers accounts receivable balance to notes receivable in the amount of $25,544

  Cash during the period for:
    Income taxes paid                                                                                   $   1,527         $    --
    Interest paid                                                                                       $     131         $    --


    The accompanying notes are an integral part of these financial statements


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                                      F.12

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1   -     NATURE OF BUSINESS:

               Icy Splash Food and Beverage, Inc. (the "Company") is the producer and distributor of an all natural fruit flavored, clear and colored, carbonated, refreshing soft drinks. The product line is currently supplied in a variety of flavors to supermarkets, grocery stores and convenience stores in the tri-state area. The Company was incorporated in the State of New York on June 17, 1996.


NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

               The  Company's   accounting   policies  are  in  accordance  with
               generally accepted accounting principles. Outlined below are those policies considered particularly significant.

          (a)  Use of Estimates:

               In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

          (b)  Concentration of Credit Risk/Fair Value:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

               The Company, from time-to-time, may maintain cash balances which exceed the federal depository insurance coverage limit. The Company performs periodic reviews of the relative credit rating of its bank to lower its risk.

               The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items.

          (c)  Fixed Assets and Depreciation:

               Fixed assets are reflected at cost. Depreciation and amortization are provided on a straight-line basis over the following useful lives:

                       Warehouse equipment                        5 years
                       Office equipment                           5 years

               Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.


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                                      F.13

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

          (d)  Inventories:

               Inventories are stated at the lower of cost or market (first-in first-out method) and consist of only raw materials.

               Inventory consists of the following:

                                                             December 31,    December 31,
                                                                1998             1997
                                                             ------------    ------------
               Finished product                                $  --           $  --
               Flavoring, bottles and packaging materials       60,881          35,316
                                                               -------         -------
                                                               $60,881         $35,316
                                                               =======         =======

          (e)  Deferred Offering Costs:

               Deferred offering costs incurred by the Company in conjunction with a proposed initial public offering will be charged against additional paid-in capital upon the completion of the offering, if successful, or charged to operations if abandoned.

          (f)  Income Taxes:

               The Company utilizes Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes"("SFAS 109"), which requires the use of the asset and liability approach of providing for income taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

               The Company has a net operating loss carryforward as of its year end, December 31, 1998, of approximately $100,000 which may be applied against future taxable income, and which expires in the year 2012. Since there is no assurance that the Company will generate future taxable income to utilize the deferred tax asset resulting from the net operating loss carryforward, the Company has not recognized this asset.

          (g)  Statements of Cash Flows:

               For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


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                                                                         Page 7.

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

          (h)  Comprehensive Income:

               In June 1997, the Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income"("SFAS 130"), which prescribes standards for reporting comprehensive income and its components. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Since the Company currently does not have any items of comprehensive income, a statement of comprehensive income is not yet required.

          (i)  Advertising Costs:

               Advertising costs, which are included in selling expenses, are expensed as incurred. For the years ended December 31, 1998 and 1997 advertising costs aggregated $22,504 and $4,969, respectively.


NOTE 3   -     NOTES RECEIVABLE:

               At December 31, 1998, the Company was owed $15,565 from a vendor who is a co-packer of the Company's products. The vendor has agreed to pay back the loan by providing services equal to $1,500 a month for 12 months beginning June 1, 1998. At December 31, 1998, the co-packer had not provided services to make payments, but instead has paid two $1,500 payments. Management has an agreement with the co-packer to provide services in February and March of 1999 sufficient to bring the note current.

               At December 31, 1998, the Company was owed $25,544 by a customer (distributor) for the Company's products. The customer has agreed to pay at least $1,000 a month beginning August 15, 1998, with no interest if the entire balance is paid by June 1999 and 1.1% interest per month on the unpaid balance thereafter. At December 31, 1998, the customer had paid approximately four of five payments due. A new agreement with the customer for brokerage services should accelerate the payments by providing services for payments. Although Management is confident the balance due will ultimately be paid, a collection allowance of $6,500 has been recorded against this note.


NOTE 4   -     NOTE PAYABLE:

               On August 31, 1998, the Company received an unsecured loan aggregating $100,000 with an annual interest rate of 10%, payable on May 31, 1999. At December 31, 1998 the loan balance was $65,000. There are no penalties to prepay the loan.


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                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 5   -     RELATED PARTY TRANSACTIONS:

          (a) At December 31, 1997, the Company was owed $13,466 by a former shareholder. As of December 31, 1997 management deemed this receivable uncollectible and accordingly reserved 100% as a bad debt.

          (b) The Company occupied warehouse and office space which is owned by two of its shareholders. As of December 31, 1996 the Company discontinued use of this warehouse. Rent expense, for this facility, for the year ended December 31, 1997 was $3,900.

          (c) During December 1998, the Company initiated sales of product to a distributor who is engaged in a strategic alliance with the Company. As a condition of this strategic alliance, certain members of management have personally agreed to provide financing and organizational support to the distributor. For the year ended December 31, 1998, sales and accounts receivable were $40,630.


NOTE 6   -     STOCKHOLDERS' EQUITY:

               Recapitalization:

               On February 13, 1997, the stockholders and directors of the Company adopted resolutions to amend the Certificate of Incorporation to change the capitalization of the Company from 200 shares no par value to 50,000,000 shares at $.001 par value and to restate the number of issued and outstanding shares to 6,100,000 shares.

               Private Placement Offering:

               During 1998, the Company commenced selling common stock through a private placement memorandum. The offering is for the sale of 10,000 units at an offering price of $5.00 per unit, of which, each unit consists of 50 shares of common stock and 95 redeemable common stock purchase warrants. The common stock and warrants may be separately transferred at any time after issuance, subject to restrictions contained in the private placement memorandum. Each warrant entitles the holder to purchase one share of the Company's common stock for $1. The exercise price of the warrants and the number of shares issuable upon exercise of the warrants are also subject to adjustment to protect against dilution. The Company may also redeem the warrants at a price of $.01 per warrant upon the occurrence of certain market conditions. Unless extended by the Company, the warrants will expire on January 20, 2000. As of December 31, 1998, all 10,000 units have been sold. The Company received $33,837, net of commission and offering costs.

               The common stock and warrants included in the unit have not been registered, and are not required to be, under the Securities Act of 1933 ("the Act"). These securities have been offered in the absence of any registration under the Act through the Company's intended compliance with Rule 504 under Regulation D promulgated under the Act. Pursuant to Rule 504, the shares are freely transferable subject to various state securities laws.

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                       ICY SPLASH FOOD AND BEVERAGE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 7   -     COMMITMENTS AND CONTINGENCIES:

               Litigation:

               The Company was a defendant in a lawsuit involving leasehold property for which the plaintiff claims the Company is responsible. A motion to dismiss is pending before the court. The likelihood of a favorable outcome is anticipated by the Company's counsel, therefore no provision has been made in the financial statements relating to this matter. As of December 31, 1998 this lawsuit was dismissed.

               The Company is a plaintiff in a lawsuit with a predecessor company "Icy Splash Inc." and a former shareholder of Icy Splash, Inc. This case is presently pending in the Supreme Court, Kings County. The Company has secured a preliminary injunction against the defendants enjoining them from misappropriating the Company's intellectual property rights including the use of the trademark "Icy Splash". The defendants initially filed a notice of appeal relating to the injunction. However, their time to perfect the appeal has expired. The case to convert the preliminary injunction to a permanent injunction is proceeding on the merits.


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        [LOGO]Lazar Levine & Felix LLP
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              Certified Public Accountants & Business Consultants

350 Fifth Avenue - Suite 6820                                 4 Becker Farm Road
New York, NY 10118-0170                                       Roseland, NJ 07068
(212) 736-1900                                                    (973) 533-1040
Fax (212) 629-3219                                            Fax (973) 535-1603
-----------------------------
www.lazarcpa.com


            INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION



To The Board of Directors and Shareholders
Icy Splash Food and Beverage, Inc.
Whitestone, New York


Our audits of the basic financial statements of Icy Splash Food and Beverage, Inc. for the years ended December 31, 1998 and 1997 were made primarily to form an opinion on such financial statements taken as a whole. The supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the same audit procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ LAZAR LEVINE & FELIX LLP
                                             ------------------------------
                                             LAZAR LEVINE & FELIX LLP


New York, New York
March 10, 1999


                                                                        Page 11.


                                      F.14

                       ICY SPLASH FOOD AND BEVERAGE, INC.
                  SCHEDULES SUPPORTING STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
         (See Independent Auditors' Report on Supplemental Information)


                                                             1998        1997
                                                           --------    --------
SELLING EXPENSES - Schedule 1:
  Freight and delivery                                     $ 11,657    $ 24,370
  Slotting fees                                              16,288      20,016
  Advertising                                                22,504       4,969
  Other selling expenses                                      4,870       3,505
                                                           --------    --------
TOTAL SELLING EXPENSES                                     $ 55,319    $ 52,860
                                                           ========    ========


GENERAL AND ADMINISTRATIVE EXPENSES - Schedule 2:
  Administrative expenses                                  $   --      $  5,662
  Automotive expenses                                         9,748       3,541
  Bad debt expense                                           16,570       8,402
  Depreciation                                                2,579       1,595
  Insurance                                                   1,483         697
  Miscellaneous expense (income)                                929      (1,279)
  Professional fees                                           5,000       1,800
  Rent                                                         --         3,900
  Office expense                                              2,038         658
  Telephone                                                   7,163       2,130
  Temporary labor                                              --         3,931
  Travel and entertainment                                    3,871       1,267
                                                           --------    --------
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES                  $ 49,381    $ 32,304
                                                           ========    ========



   The accompanying notes are an integral part of these financial statements.


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                                                                        Page 12.


                                      F.15